Exhibit 99.1

February 21, 2017	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER UPDATES MINERAL RESOURCE

ESTIMATE AT THE GUANAJUATO MINE COMPLEX

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) announces an updated Mineral Resource Estimate for the Company’s Guanajuato Mine Complex (“GMC”) in Guanajuato, Mexico. For the purpose of resource estimation, the GMC includes the operating Guanajuato and San Ignacio Mines and the El Horcon Project, which has the potential to be a satellite operation but is not currently in production.

"Once again, we successfully replaced what we mined at the GMC, and upgraded much of the resource to higher categories", stated Robert Archer, President & CEO. "Notably, due to permitting delays, the fourth quarter 2016 step-out drilling at San Ignacio started after the effective cut-off date for this Resource Estimate, and the results of that program, which would have added to the Inferred resource, were not included. For 2017, we have more than doubled our drilling budget at the GMC, to 34,500 metres, and will continue our efforts to expand and further define the resource base at the Guanajuato and San Ignacio Mines, and the outlying El Horcon Project."

•	Estimated Measured and Indicated ("M&I") Mineral Resources at the GMC increased 15% from the previous Mineral Resource (news release of February 22, 2016) to 7,146,076 silver equivalent ounces ("Ag eq oz").

•	Estimated Measured Mineral Resources at the GMC increased 22% to 5,564,396 Ag eq oz from the previous Measured Mineral Resource, as San Ignacio Mine Indicated Mineral Resources were developed and categorized as Measured, and a slight increase in the Guanajuato Mine Measured Resource.

•	Estimated Indicated Mineral Resources at the GMC decreased 12% from the previous Indicated Mineral Resource to 1,581,680 Ag eq oz, due to an upgrade of San Ignacio Mine Indicated Mineral Resources to Measured Mineral Resources, and a slight decrease at the Guanajuato Mine.

•	The GMC, excluding the El Horcon Project, contains estimated Inferred Mineral Resources of 6,990,004 Ag eq oz, a 38% decrease from the previous Resource, primarily due to the upgrade of the San Ignacio Mine Inferred Resource to an M&I Mineral Resource, and the delay in starting the San Ignacio surface drilling such that the results were not considered for this resource estimate.

•	Including the El Horcon Project, the GMC contains estimated Inferred Mineral Resources of 9,082,917 Ag eq oz, a 26% decrease from the previous Resource. The El Horcon Project Inferred Mineral Resource increased due to higher metal price assumptions only, as no field work was completed in 2016.

1

During 2016, exploration at the San Ignacio Mine consisted primarily of underground drilling to better define the Mineral Resource in the Intermediate and Melladito zones. A surface drill program to expand the Mineral Resource started after the effective date of this Mineral Resource and, therefore, has not been included. Development in the period between Mineral Resource effective dates of July 31, 2015 and August 31, 2016, was conducted along the Melladito, Melladito FW, Melladito Splay, Intermediate, and Intermediate 2 zones.

At San Ignacio, plans for 2017 include 8,000 metres of surface exploration drilling along the continuation southeast from the present Mineral Resource to the historic mining areas of San Pedro and Mexiamora and on the sub-parallel Plateros trend. An additional 13,025 metres of underground drilling will focus on converting Inferred Mineral Resources to the Measured and Indicated categories.

At the Guanajuato Mine, underground exploration in 2016 was focused on the Los Pozos, Valenciana, and Guanajuatito areas to increase the Mineral Resource. The focus of exploration in 2017 will be on those three zones and the Promontorio zone. A comprehensive evaluation of historical workings is also being undertaken with emphasis on undeveloped veins with mineralization of economic significance. This will include the Rayas, upper Cata, Los Pozos, Valenciana and Guanajuatito zones.

Along with the Mineral Resource Estimates, the Company also considered Geological Potential at the Guanajuato Mine, which was estimated within ranges for areas that contain pillars and remnant material in historical mining areas with limited topographic control. Geological Potential includes 186,908 - 311,514 tonnes grading between 96 - 137g/t silver and 1.56 - 2.22g/t gold. These areas have often been drilled and evaluated underground by detailed sampling and geological mapping and include the Promontorio area, and parts of Los Pozos and Valenciana areas. Between July 31, 2015 and August 31, 2016, it is estimated that approximately 35% of Guanajuato Mine production came from Geological Potential and other areas outside the Mineral Resource.

The El Horcon Project is located approximately 100 kilometres by paved highway northwest of Guanajuato and is considered to be within trucking distance of the processing Cata Plant. Consequently, it is included in the GMC Mineral Resource Estimate. No work was completed on this project in 2016 but a drill program is budgeted for Q4 2017 to test the continuity of mineralization.

2

Summary Table of the Updated 2016 Mineral Resource Estimate for the Guanajuato Mine Complex¹

MEASURED
Mine	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
San Ignacio	408,327	116	1,525,584	2.88	37,760	319	4,191,435
Guanajuato	114,695	264	974,318	1.53	5,647	372	1,372,961
Total Measured	523,022	149	2,499,902	2.58	43,407	331	5,564,396

INDICATED
Mine	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
San Ignacio	133,398	106	453,762	2.56	10,987	287	1,229,462
Guanajuato	36,480	216	253,876	1.19	1,393	300	352,218
Total Indicated	169,879	130	707,638	2.27	12,380	290	1,581,680

MEASURED & INDICATED
Mine	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
San Ignacio	541,725	114	1,979,346	2.80	48,747	311	5,420,897
Guanajuato	151,175	253	1,228,195	1.45	7,040	355	1,725,179
Total M&I	692,900	144	3,207,541	2.50	55,787	321	7,146,076

INFERRED
Mine	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
San Ignacio	645,318	121	2,519,826	2.15	44,551	273	5,665,137
Guanajuato	147,327	129	612,220	2.13	10,095	280	1,324,867
Sub-Total Inferred	792,645	123	3,132,047	2.14	54,646	274	6,990,004
El Horcon	162,140	76	398,094	3.44	17,942	401	2,092,913
Total Inferred	954,785	115	3,530,141	2.36	72,587	296	9,082,917

¹ Mineral Resource Estimates use an effective date of August 31, 2016; and all used a metal price outlook of US$18.00/oz silver and US$1,300/oz gold.

Notes for San Ignacio Mine Mineral Resource Estimate

1.	Cut-offs are based on the marginal operating costs per mining area being US$57/tonne for San Ignacio.
2.	Block model grades converted to US$ value using plant recoveries of 87% Ag, 86.8% Au, and net smelter terms negotiated for pyrite concentrates.
3.	Rock Density for Intermediate, Intermediate2, Melladito, Melladito Step, Melladito FW, and Melladito Splay are 2.63t/m³, Nombre de Dios is 2.61t/m³, Nombre de Dios II is 2.62t/m³.
4.	Totals may not agree due to rounding.
5.	Grades in metric units.
6.	Contained silver and gold in troy ounces.
7.	Minimum true width 1.0m.

Notes for Guanajuato Mine Mineral Resource Estimate

1.	Cut-offs are based on the marginal operating costs per mining area being US$76/tonne for Cata, US$85/tonne for Santa Margarita / San Cayetano, US$72/tonne for Los Pozos, US$66/tonne for Guanajuatito, and US$74/tonne for Valenciana.
2.	Block model grades converted to US$ value using plant recoveries of 87% Ag, 86.8% Au, and net smelter terms negotiated for pyrite concentrates.
3.	Rock Density for all veins is 2.68t/m³.
4.	Totals may not agree due to rounding.
5.	Grades in metric units.
6.	Contained silver and gold in troy ounces.
7.	Minimum true width 1.0m.

Notes for El Horcon Project Mineral Resource Estimate

1.	US$110 per tonne Cut-off, considering plant recoveries of %Ag, %Au, %Pb, and net smelter terms typical for Pb concentrates.
2.	Rock Density for all veins for Diamantillo is 2.77t/m³, San Guillermo 2.78t/m³, Diamantillo HW is 2.62t/m³, Natividad 2.57t/m³.
3.	Totals may not agree due to rounding.
4.	Grades in metric units
5.	Contained silver and gold in troy ounces
6.	Minimum true width 1.5m
7.	Metal Prices US$18.00/oz silver, US$1,300/oz gold, and US$0.80/lb lead.
8.	Silver equivalent calculations for El Horcon include gold and lead content but not zinc, as the zinc would not be recovered in the Guanajuato plant.

3

The above estimates were classified per the CIM Definition Standards on Mineral Resources and Mineral Reserves and, as such, are consistent with the requirements of NI 43-101. The Mineral Resource Estimate was completed by Robert Brown, P. Eng., the Company Qualified Person. The Mineral Resource Estimates were completed using MicroMine 3D geological software, and the inverse distance squared estimation technique for estimation of grade to each of the block model blocks. A Company-proprietary Net Smelter Return ("NSR") calculator, considering mill recoveries, smelter terms, and designated metal prices converted block grades into NSR (US$) values. The stated Mineral Resources are a categorized compilation of blocks greater than the marginal operational costs of the various mining areas.

The Company's QA/QC program includes the regular insertion of blanks, duplicates, and standards into the sample shipments; diligent monitoring of assay results; and necessary remedial actions. Sample assaying was completed at the independent SGS-GTO lab in Guanajuato, GTO, Mexico. Silver assaying was conducted with AAS12B technique, with over-limits (300g/t) completed by FAG323. Gold assaying was conducted with FAA313 technique, with over-limits (10g/t) completed by FAG323. Where necessary, lead, zinc, copper, arsenic and antimony assays were conducted using atomic absorption spectroscopy.

The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng., who is the Qualified Person (QP) for the Guanajuato Mine Complex under the meaning of NI 43-101. Aspects relating to mining and metallurgy are overseen by Ali Soltani, Chief Operating Officer for Great Panther.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango. In addition, the Company has recently signed an agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru.

Robert Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2015 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov. There is no assurance that such forward looking statements will prove accurate and results may vary materially from such forward-looking statements. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free:   1 888 355 1766

Tel:        +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com

4